Exhibit 21

Subsidiaries of F&G Annuities and Life, Inc.

Entity	Jurisdiction

CF Bermuda Holdings Limited	Bermuda
F&G Cayman Re Ltd.	Cayman
FGL US Holdings Inc.	Delaware
Fidelity & Guaranty Life Holdings, Inc.	Delaware
Fidelity & Guaranty Life Business Services, Inc.	Delaware
Fidelity & Guaranty Life Insurance Company	Iowa
Freedom Equity Group, L.L.C.	Delaware
Origin8cares Holding Company, Inc.	Delaware
Fidelity & Guaranty Life Assignment, LLC	Maryland
Fidelity & Guaranty Life Insurance Agency, Inc.	Maryland
F&G Life Re Ltd	Bermuda
Fidelity & Guaranty Life Insurance Company of New York	New York
Fidelity & Guaranty Life Mortgage Trust 2018-1	Delaware
Fidelity & Guaranty Life Brokerage, Inc.	Maryland
Fidelity & Guaranty Securities, LLC	Delaware
Specialty Lending Company LLC	Delaware
Raven Reinsurance Company	Vermont